SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of May, 2004

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

CORPORATE TAXPAYERS ENROLLMENT(“CNPJ”) No.33.700.394/0001-40

REGISTRY OF COMMERCE No. 35.300.102.771

PUBLICLY HELD COMPANY

SUMMARY MINUTE OF GENERAL SHAREHOLDERS MEETING, HELD ON APRIL 30, 2004

VENUE AND TIME: Avenida Eusébio Matoso, No. 891, ground floor, in the City of São Paulo, State of São Paulo, at 10am.

BOARD: Gabriel Jorge Ferreira - Chairman of the Meeting Claudia Politanski - Secretary

QUORUM: Shareholders representing more than 2/3 of the voting capital.

ATTENDANCE: a) Company’s officers;

b) representative of Deloitte Touche Tohmatsu Auditores Independentes, the company which renders auditing services to the Company, Mr. Osmar Aurélio Lujan.

CALL NOTICE: Published in the Official Gazette of the State of São Paulo, editions of April 15, 16 and 17, 2004, on pages 21, 15 and 19, respectively and in Valor Econômico Newspaper, editions of April 15, 16, 17 and 18 and 19, 2004, on pages C12, C2 and C2, respectively.

NOTICE TO SHAREHOLDERS: Notice to shareholders was not published in accordance with Fifth Paragraph of Article 133 of Law 6.404, of 12.15.76.

SHAREHOLDERS’ DELIBERATIONS UNANIMOUSLY APPROVED:

1. Approved the Management Report, the Financial Statements, as well as the Accounting Firm Report related to the fiscal year ended on December 31, 2003, which were published in the Official Gazette of the State of São Paulo, editions of February 13, 2004, on pages 11 to 22, and in the Valor Econômico Newspaper, editions of February 13, 2004, on pages A-17 to A-28.

2. Approved the capital budget prepared by Company’s managers in order to justify the proposal of withholding of R$ 250,000,000.00 of Company’s net profit accrued on December 31, 2003, which shall be used to compensate the amounts which had to be spent by Company’s subsidiaries Unicard Banco Múltiplo S/A and Unipart Participações Internacionais Ltd. to the acquisition of the totality of quotas of HiperCard Administradora de Cartão de Crédito Ltda. (“Hipercard”) on February 29, 2004 (R$ 630,000,000.00). Such budget is part of these Minutes as Exhibit I.

3. Ratified, pursuant to the terms of the Financial Statements approved hereinabove, the distribution of the results accrued on the fiscal year ended on December 31, 2003, as follows: out of the net profit accrued in the total amount of R$ 1,052,346,329.02, (a) R$ 52,617,316.45 have been assigned to the Legal Reserve; (b) R$ 290,008,412.25 have been assigned to the Statutory Reserve designed to ensure that the Company has adequate operating margins; (c) R$ 425,751,816.00 were assigned on December 2003 to the payment of Interest on Capital Stock to the Company’s shareholders; (d) R$ 33,968,784.32 have been assigned to compensate adjustments of previous fiscal years; and (e) R$ 250.000.000,00 have been assigned to the Profits Withholding, based on the capital budget approved hereinabove.

4. Reelected, as members of the Board of Directors, with term of office up to the General Shareholders Meeting to be held on 2005, Messrs.: (i) PEDRO MOREIRA SALLES, Brazilian citizen, married, banker, domiciled in the City of São Paulo, State of São Paulo, at Avenida Eusébio Matoso, No. 891, 4th floor, bearer of the Identity Card RG No. 19.979.952-SSP-SP and enrolled with the Individual Taxpayer Registry (“CPF”) under No. 551.222.567-72; (ii) GABRIEL JORGE FERREIRA, Brazilian citizen, married, lawyer, domiciled in the City of São Paulo, State of São Paulo, at Avenida Eusébio Matoso, No. 891, 4th floor, bearer of the Identity Card RG No. 20.829-OAB-SP and enrolled with the Individual Taxpayer Registry (“CPF”) under No. 008.118.588-04; (iii) ISRAEL VAINBOIM, Brazilian citizen, divorced, engineer, domiciled in the City of São Paulo, State of São Paulo, at Avenida Eusébio Matoso, No. 891, 22nd floor, bearer of the Identity Card RG No. 14.189.351-SSP-SP and enrolled with the Individual Taxpayer Registry (“CPF”) under No. 090.997.197-87; (iv) PEDRO LUIZ BODIN DE MORAES, Brazilian citizen, married, economist, domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua da Passagem, No. 170, 7th floor, bearer of the Identity Card RG No. 3.733.122-IFP-RJ and enrolled with the Individual Taxpayer Registry (“CPF”) under No. 548.346.867-87; (v) PEDRO SAMPAIO MALAN, Brazilan citizen, economist, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso N. 891 – 4th floor, bearer of the Identity Card RG N. 160.639 – Aeronautic Ministry (“Ministério da Aeronáutica”) and enrolled with the Individual Taxpayer Registry (“CPF”) under No. 028.897.227-91; and (vi) Arminio Fraga Neto, Brazilian citizen, married, economist, domiciled in the City of São Paulo, State of São Paulo, at Av. Eusébio Matoso N. 891 – 4th floor, bearer of the Identity Card RG No. 3.801.096-IFP/RJ and enrolled with the Individual Taxpayer Registry (“CPF”) under No. 469.065.257-00. Elected to the Board of Directors, for the same term of office of the Directors herein reelected, Messrs. (i) JOAQUIM FRANCISCO DE CASTRO NETO, Brazilian citizen, married, businessman, domiciled in the City of São Paulo, State of São Paulo, at Av. Eusébio Matoso N. 891 – 4th floor, bearer of the Identity Card RG No. 3.343.795-6-SSP-SP and enrolled with the Individual Taxpayer Registry (“CPF”) under No. 026.491.797-91; e (ii) FERNANDO BARREIRA SOTELINO, Brazilian citizen, married, civil engineer, domiciled in the City of São Paulo, State of São Paulo, at Av. Eusébio Matoso N. 891 – 4th floor, bearer of the Identity Card RG No. 36.597.761-5-SSP-SP and enrolled with the Individual Taxpayer Registry (“CPF”) under No. 258.673.347-91.

5. The General Meeting has approved the registry in these Minutes of an honor vote to the Board of Directors member Mr. TOMAS TOMISLAV ANTONIN ZINNER for the relevant services rendered to the Company during so many years, in which he effectively contributed to its progress and development, as Executive Officer, Vice-President and President of the Company and Vice-President of the Board of Directors and who will, from now on, perform his activities in the social area of the Company, as President of Unibanco Institute.

6. Elected as members of the Audit Committee, with term of office up to the General Shareholders Meeting to be held on 2009, Messrs.: GABRIEL JORGE FERREIRA, Brazilian citizen, married, lawyer, domiciled in the City of São Paulo, State of São Paulo, at Av. Eusébio Matoso No. 891 – 4th floor, bearer of the Identity Card No. 20.829-OAB-SP and enrolled with Individual Taxpayer Registry (“CPF”) under No. 008.118.588-04; Eduardo Augusto de Almeida Guimarães, Brazilian citizen, married, economist, domiciled in the City of São Paulo, State of São Paulo, at Av. Eusébio Matoso No. 891 – 4th floor, bearer of the Identity Card No. 643582 IPF/RJ and enrolled with Individual Taxpayer Registry (“CPF”) under No. 091663357-87 and GUY ALMEIDA ANDRADE, Brazilian citizen, married, businessman, domiciled in the City of São Paulo, State of São Paulo, at Av. Brigadeiro Faria Lima, No. 1893 , 6th floor, bearer of the Identity Card No. 6.167.379-SSP-SP and enrolled with Individual Taxpayer Registry (“CPF”) under No. 771.729.228-91.

7. The following annual global amounts of the Company’s management, which also includes the advantages and benefits of any nature eventually attributed, was set on up to R$ 150,000,000.00 to the Board of Officers and up to R$ 15,000,000.00 to the Board of Directors and to the Audit Committee, considering that such amounts may be re-adjusted in accordance with the remuneration policy adopted by the Company, to be attributed to their respective members, in the form to be approved by the Board of Directors. Such amounts do not include the amounts related to profits and results participation, according to the provisions of Law 10.101, of 12.19.2000, to be paid to the Officers which are employees of the Company, due to the fact that such amounts do not have remuneration nature and must be paid according to the respective Company plan in force.

AUDIT BOARD: There were no manifestation on the part of the Audit Board, which was not on duty.

FILED DOCUMENTS: The capital budget was filed in the Company’s head offices

São Paulo, April 30, 2004

(authorized signatures):	Gabriel Jorge Ferreira - Chairman
Claudia Politanski - Secretary

SHAREHOLDERS: ISRAEL VAINBOIM by himself and as Officer of UNIBANCO HOLDINGS S.A.; GERALDO TRAVAGLIA FILHO; MARCIA MARIA FREITAS DE AGUIAR; CLAUDIA POLITANSKI; by BAHEMA PARTICIPAÇÕES S.A. - Silvia Maria Affonso Ferreira; JOSÉ LUCAS FERREIRA DE MELO; GABRIEL JORGE FERREIRA; AMADEU ZAMBONI NETO; MARCELO ARIEL ROSENHEK and SÉRGIO FEIJ×O FILHO.

This is a revised copy of the original minutes registered in the book “Minutes of Annual Meeting” of the company, and its publication is hereby authorized.

São Paulo, April 30, 2004

___________________________________
CLAUDIA POLITANSKI
Secretary of the Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 13, 2004

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Geraldo Travaglia Filho
Geraldo Travaglia Filho
Chief Financial Officer

By:	/s/ Fernando Barreira Sotelino & Joaquim Francisco de Castro Neto
Fernando Barreira Sotelino & Joaquim Francisco de Castro Neto
Chief Executive Officers

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.